UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

Cytonics Corp

(Exact name of issuer as specified in its charter)

Florida	20-8883869
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

658 W. Indiantown Road
Suite 214
Jupiter, Florida 33458

(Full mailing address of principal executive offices)

(561) 406-2864

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report on Form 1-SA of Cytonics Corp, a Florida corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the foregoing risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our”, “ours” or the “Company” refer to Cytonics Corp, a Florida corporation, and its wholly owned subsidiary. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual report.

General

Cytonics Corp was formed on July 19, 2006 as a Florida corporation, under the name Gamma Spine, Inc. and was renamed Cytonics Corporation on April 17, 2007. The Company was formed for the purpose of researching, developing, marketing and distributing analytic tools used to detect biomarkers associated with certain diseases referred to as “assays,” therapeutic drugs, and related instruments and disposables related to musculoskeletal diseases. We are a development stage research company dedicated to developing therapeutics based on the naturally-occurring protease inhibitor alpha-2-macroglobulin (A2M), a blood serum protein that has known cartilage-protecting effects and could potentially serve as a treatment for osteoarthritis. To this end, we have developed a number of diagnostic and therapeutic products aimed at treating joint pain and inflammation.

Our mission is to improve people’s lives by limiting the progression of chondral pathology, which is bone and cartilage degeneration, which leads to disabling pain, inflammation, and the development of arthritis. Our strategy has been to leverage the unique molecular characteristics of A2M to develop autologous (“self-derived”) and synthetic (manufactured in a laboratory) therapeutics. We have developed two autologous A2M therapies and have out-licensed the drugs to medical device distributors in the human and veterinary orthopedic markets. Our current focus is on the development of a synthetic A2M variant (“CYT-108”) that can be synthesized in a laboratory and purchased “off-the-shelf,” and can be delivered in high concentrations to damaged and inflamed joints by an orthopedist. We seek to maximize the value of the drugs we discover by putting them in the hands of leading pharmaceutical companies with late-stage development, commercialization and marketing expertise.

The Company completed a first-in-human Phase 1a clinical study of CYT-108 as a therapy for primary osteoarthritis of the knee in 2025, and the Clinical Study Report was released in Q2 2026. The findings of this study support the safety and tolerability of CYT-108 as an intra-articular injection in osteoarthritis patients, meeting the study’s primary endpoint. The study did not demonstrate a meaningful efficacy signal, suggesting that the drug dose and administration schedule may not have been adequate to elicit an improvement in patients’ perceived pain. Cytonics is currently conducting a dose-optimization study in a preclinical model of osteoarthritis to establish a dose response and optimize the dosing parameters before proceeding into a Phase 1b/2a clinical study.

During the six months ended June 30, 2026, the Company’s development activities focused on chemistry, manufacturing and controls and on preclinical work supporting the next stage of clinical development, including stability studies, analytical method optimization, and a current Good Manufacturing Practice production campaign conducted with Goodwin Biotechnology, Inc. to supply drug product for the Company’s planned dose-optimization study and planned Phase 1b/2a clinical study.

Results of Operations

The following discussion of results of operations refers to the semi-annual period ended June 30, 2026 compared to June 30, 2025.

For the semi-annual periods ended June 30, 2026 and 2025, we generated revenues of $130,000 and $130,000, respectively, and reported net losses of $2,256,000 and $4,420,243, respectively, and net cash used in operating activities of $1,624,116 and $1,651,711, respectively. As of June 30, 2026, we had stockholders’ equity of $680,548.

Revenues

Our revenues totaled $130,000 for each of the semi-annual periods ended June 30, 2026 and 2025. Revenues consist of license and royalty fees payable under the Company’s exclusive sales, marketing, manufacturing and distribution agreements in the human and veterinary orthopedic markets. Revenue was unchanged because minimum guaranteed royalties recognized under these arrangements were the same in both periods. Royalties in the veterinary market are payable by CIMA Revival, which acquired Astaria Global, LLC in 2025, and royalties in the human market are payable by Christie Medical Holdings, LLC.

Research and Development Expenses

Research and development expenses totaled $1,148,143 and $1,755,584 for the semi-annual periods ended June 30, 2026 and 2025, respectively, a decrease of $607,441, or 34.6%. The decrease reflects lower overall third-party research and development spending following the Phase 1 clinical work conducted in the comparable 2025 period, partially offset by 2026 chemistry, manufacturing and controls and preclinical activities. The 2026 activities included stability testing, analytical method optimization and a current Good Manufacturing Practice production campaign to supply drug product for the Company’s planned dose-optimization study and planned Phase 1b/2a clinical study.

Payroll Expense

Payroll expense totaled $227,067 and $154,893 for the semi-annual periods ended June 30, 2026 and 2025, respectively, an increase of $72,174, or 46.6%, reflecting higher personnel costs during the 2026 period.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses totaled $625,611 and $2,234,201 for the semi-annual periods ended June 30, 2026 and 2025, respectively, a decrease of $1,608,590, or 72.0%. The decrease was primarily attributable to a $1,695,172 decrease in stock-based compensation expense, which declined from $2,002,942 in 2025 to $307,770 in 2026, partially offset by increases in other selling, general and administrative expenses. Digital advertising and marketing expenditures directly incurred to raise capital in the Company’s offerings were recorded as a reduction of additional paid-in capital and were not included in selling, general and administrative expenses.

Professional Fees

Professional fees totaled $398,904 and $421,705 for the semi-annual periods ended June 30, 2026 and 2025, respectively, a decrease of $22,801, or 5.4%. These expenses included legal, accounting, auditing and consulting fees.

Interest Income

Interest income totaled $13,725 and $16,140 for the semi-annual periods ended June 30, 2026 and 2025, respectively, a decrease of $2,415, or 15.0%, consistent with lower cash balances in 2026. The Company had no interest expense during either period.

Net Loss

Net loss totaled $2,256,000 and $4,420,243 for the semi-annual periods ended June 30, 2026 and 2025, respectively, a decrease of $2,164,243, or 49.0%. The decrease was primarily attributable to lower stock-based compensation and research and development expenses, partially offset by higher payroll expense, as discussed above.

Liquidity and Capital Resources

We have primarily financed our operations through the sale of equity securities, promissory notes and warrants, grant funding, and revenues generated from licensing our products. As of June 30, 2026, we had cash of $1,205,739 and working capital of $680,548, based on current assets of $1,309,377 and current liabilities of $628,829. During the six months ended June 30, 2026, the Company received $661,218 of financing cash flows, consisting of $343,943 collected on subscriptions receivable from the prior year and $317,275 of proceeds from the issuance of common shares, net of offering costs. Through June 30, 2026, the 2026 Offering resulted in gross proceeds of $1,589,980 and generated $252,252 of cash, net of $35,635 of subscriptions receivable and $1,302,093 of direct offering costs. The direct offering costs, including brokerage, digital advertising and marketing costs, were recorded as a reduction of additional paid-in capital.

During the six months ended June 30, 2026, the Company sustained a net loss of $2,256,000 and used $1,624,116 of cash in operating activities, and at June 30, 2026 it had an accumulated deficit of $40,067,117. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the financial statements. Management’s plans include raising additional funding through investments by strategic partners and private and public sales of securities; however, financing may not be available on acceptable terms, or at all.

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses. Although we believe that we have access to capital resources, there are no commitments in place for new financing and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to: (a) fund operations; and (b) continue research and development. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to: (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to pay liabilities; or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our shareholders losing all of their investment in our Company.

Net cash provided by financing activities for the semi-annual period ended June 30, 2026 totaled $661,218, compared with $1,791,040 for the comparable 2025 period. The 2026 amount consisted of $343,943 collected on subscriptions receivable from the prior year and $317,275 of proceeds from the issuance of common shares and options, net of offering costs. Net cash used in operating activities was $1,624,116 in 2026, compared with $1,651,711 in 2025. Cash decreased by $941,587 during the 2026 period, from $2,147,326 at December 31, 2025 to $1,205,739 at June 30, 2026.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trends

For the six months ended June 30, 2026, compared with the same period in 2025, the Company’s most significant developments were clinical and financial in nature. In the second quarter of 2026, the Company received the Clinical Study Report for its first-in-human Phase 1a clinical study of CYT-108 in primary osteoarthritis of the knee. The study met its primary endpoint, supporting the safety and tolerability of CYT-108 administered by intra-articular injection, but did not demonstrate a meaningful efficacy signal; management believes the dose and administration schedule evaluated in that study may not have been adequate. The Company has since initiated a dose-optimization study in a preclinical model of osteoarthritis to establish a dose response and refine dosing parameters before proceeding into a planned Phase 1b/2a clinical study. During the period, the Company funded its operations principally through proceeds from its equity offerings and the collection of subscriptions receivable. The 2026 Offering expired on July 30, 2026; from July 15 through September 4, 2026, the Company completed closings of subscriptions accepted on or before the expiration date that resulted in additional gross proceeds of $3,161,163.

Because the Company remains in clinical development, it does not generate revenues from product sales, and traditional production, sales, and inventory metrics are not applicable. Instead, management evaluates progress through research and development milestones, regulatory interactions, and access to capital.

Research and development expenses decreased by $607,441, or 34.6%, in the first half of 2026 compared with the same period in 2025. The 2026 expenses reflected chemistry, manufacturing and controls activities related to CYT-108, including stability testing, analytical method optimization and current Good Manufacturing Practice production, together with preclinical dose-optimization work, rather than the clinical trial work conducted in the comparable 2025 period. Selling, general and administrative expenses decreased by $1,608,590, or 72.0%, primarily because stock-based compensation expense was lower in 2026. Digital advertising and marketing expenditures directly incurred to raise capital in the Company’s offerings were recorded as a reduction of additional paid-in capital rather than as operating expenses.

Looking forward, management expects research and development costs to rise further as the Company advances CYT-108 into the next stage of clinical testing. The Company anticipates that additional financing will be required to support the planned Phase 1b/2a study and subsequent development activities, and expects to seek that financing through an offering under Regulation A and other sources of capital. Key uncertainties that may materially affect future operating results include the timing and outcome of FDA regulatory review, the Company’s ability to raise additional capital on favorable terms, and broader conditions in the biotechnology and capital markets.

Item 2. Other Information.

None.

Item 3. Financial Statements.

CYTONICS CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2026	2025
	(Unaudited)
Assets

Current assets:
Cash	$1,205,739	$2,147,326
Accounts receivable (net of allowance for credit losses of $0)	50,000	50,000
Prepaid expenses and other current assets	53,638	14,988

Total current assets	1,309,377	2,212,314

Deposit	-	200,396

Total assets	$1,309,377	$2,412,710

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued expenses	$628,829	$466,461
Total current liabilities	628,829	466,461

Commitments and contingencies - See Note 5

Stockholders' equity:

Preferred Stock, $0.001 par value; 20,000,000 shares authorized
Convertible Initial Preferred Stock, $0.001 par value;
150,000 shares designated, issued and outstanding	150	150
Convertible Series A Preferred Stock, $0.001 par value; 1,500,000 shares designated;
576,190 shares issued and outstanding	576	576
Convertible Series B Preferred Stock, $0.001 par value;
6,000,000 shares designated; 2,574,865 shares issued and outstanding	2,575	2,575
Convertible Series C and C-1 Preferred Stock, $0.001 par value; 10,000,000 shares designated;
8,399,558 shares issued and outstanding	8,400	8,400
Common Stock, par value $0.001 per share; 50,000,000 shares authorized;
14,449,614 and 13,977,963 shares issued and outstanding, respectively	14,449	13,977
Additional paid-in capital	40,733,190	40,072,982
Subscriptions receivable	(35,635)	(343,943)
Accumulated other comprehensive income (loss)	23,960	2,649
Accumulated deficit	(40,067,117)	(37,811,117)

Total stockholders' equity	680,548	1,946,249

Total liabilities and stockholders' equity	$1,309,377	$2,412,710

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the Six Months Ended
	June 30,
	2026	2025
Revenues:
License and royalty revenues	$130,000	$130,000
Total revenues	130,000	130,000

Operating expenses:
Research and development expense	1,148,143	1,755,584
Payroll expense	227,067	154,893
Selling, general and administrative expenses	625,611	2,234,201
Professional fees	398,904	421,705
Total operating expenses	2,399,725	4,566,383

Loss from operations	(2,269,725)	(4,436,383)

Other income (expense):
Interest income	13,725	16,140
Total other income (expense), net	13,725	16,140

Net loss before income taxes	(2,256,000)	(4,420,243)

Tax benefit	-	-

Net loss	$(2,256,000)	$(4,420,243)

Other comprehensive income (loss):
Foreign currency translation adjustment	21,311	(10,091)

Comprehensive loss	$(2,234,689)	$(4,430,334)

Net loss per share:
Basic and diluted	$(0.16)	$(0.37)

Weighted average number of common shares outstanding:
Basic and diluted	14,119,517	11,991,752

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited)

	Initial Convertible		Series-A Convertible		Series-B Convertible		Series-C and C-1 Convertible				Additional		Accumulated Other
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-In	Subscription	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Income (Loss)	Deficit	Total
Balance - December 31, 2025	150,000	$150	576,190	$576	2,574,865	$2,575	8,399,558	$8,400	13,977,963	$13,977	$40,072,982	$(343,943)	$2,649	$(37,811,117)	1,946,249

Proceeds from subscription receivable from prior year	-	-	-	-	-	-	-	-	-	-	-	343,943	-	-	343,943
Issuance of common shares and options for cash, net of issuance costs	-	-	-	-	-	-	-	-	471,651	472	352,438	(35,635)	-	-	317,275
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	307,770	-	-	-	307,770
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	-	-	-	-	-	21,311	-	21,311
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,256,000)	(2,256,000)
Balance - June 30, 2026 (unaudited)	150,000	$150	576,190	$576	2,574,865	$2,575	8,399,558	$8,400	14,449,614	$14,449	$40,733,190	$(35,635)	$23,960	$(40,067,117)	$680,548

Balance - December 31, 2024	150,000	$150	576,190	$576	2,574,865	$2,575	8,399,558	$8,400	11,589,652	$11,589	$31,726,570	$-	$(7,102)	$(29,225,962)	2,516,796

Issuance of common shares and options for cash, net of issuance costs	-	-	-	-	-	-	-	-	1,143,068	1,143	1,929,289	(168,394)	-	-	1,762,038
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	2,002,942	-	-	-	2,002,942
Foreign currency translation gain (loss)	-	-	-	-	-	-	-	-	-	-	-	-	(10,091)	-	(10,091)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,420,243)	(4,420,243)
Balance - June 30, 2025 (unaudited)	150,000	$150	576,190	$576	2,574,865	$2,575	8,399,558	$8,400	12,732,720	$12,732	$35,658,801	$(168,394)	$(17,193)	$(33,646,205)	$1,851,442

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended
	June 30,
	2026	2025
Cash Flows From Operating Activities:
Net loss	$(2,256,000)	$(4,420,243)
Adjustments to reconcile net loss to net cash used in
operating activities:
Stock-based compensation	307,770	2,002,942
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(38,650)	(306)
Deposit	200,396	7,234
Accounts payable and accrued expenses	162,368	758,662
Net cash used in operating activities	(1,624,116)	(1,651,711)

Cash Flows From Financing Activities:
Proceeds from subscription receivable from prior year	343,943	-
Proceeds from issuance of common shares and options, net of offering costs	317,275	1,762,038
Deferred offering costs	-	29,002
Net cash provided by financing activities	661,218	1,791,040

Effect of exchange rate changes on cash	21,311	(10,091)

Net increase (decrease) in cash	(941,587)	129,238

Cash at beginning of period	2,147,326	2,432,955

Cash at end of period	$1,205,739	$2,562,193

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

NOTE 1        NATURE OF BUSINESS

Overview

Cytonics Corporation (the “Company”) is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

NOTE 2        GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

During the six months ended June 30, 2026, the Company sustained a net loss of $2,256,000 and had net cash used in operating activities of $1,624,116. As of June 30, 2026, the Company had an accumulated deficit of $40,067,117. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the six months ended June 30, 2026, the Company received proceeds of $661,218, net of direct offering costs, from the sale of Common Stock and the collection of subscriptions receivable from the prior year.

Management’s plans regarding these matters include the raising of additional funding through investments by strategic partners and from private and public sales of securities to fund its operations and its research and development activities. The Company expects to incur net losses until such time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity. The Company’s ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

The outcome of management’s plans cannot be determined with any degree of certainty. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 — ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of the Company’s management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the consolidated results of operations and cash flows for the six months ended June 30, 2026 and 2025 and the consolidated balance sheet at June 30, 2026 have been made. The Company’s results of operations for the six months ended June 30, 2026 are not necessarily indicative of the operating results to be expected for the full fiscal year ending December 31, 2026.

Certain information and disclosures normally included in the notes to the Company’s annual audited consolidated financial statements have been condensed or omitted from the Company’s interim unaudited condensed consolidated financial statements. Accordingly, these interim unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2025. The December 31, 2025 balance sheet is derived from those statements.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. The functional currency of Cytonics Corporation is the U.S. dollar, while the functional currency of its wholly owned subsidiary, Cytonics Australia Pty Ltd, is the Australian dollar. The functional currency of each entity is determined based on the currency of the primary economic environment in which the entity operates.

For entities whose functional currency is other than the U.S. dollar, assets and liabilities are translated into U.S. dollars at exchange rates in effect at the balance sheet date, while revenues and expenses are translated at weighted-average exchange rates for the reporting period. Equity transactions are translated at historical exchange rates, as applicable. Resulting foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within stockholders’ equity.

Transactions denominated in a currency other than an entity’s functional currency are remeasured into the entity’s functional currency using the exchange rate applicable on the transaction date. Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are remeasured at exchange rates in effect at the balance sheet date. Foreign currency transaction gains and losses resulting from such remeasurement are recognized in earnings in the period in which they arise.

During the six months ended June 30, 2026 and 2025, the Company recorded net foreign currency transaction losses of $83 and $1,141, respectively, which are included in selling, general and administrative expenses in the accompanying condensed consolidated statements of operations and comprehensive loss.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company’s most significant estimates include the allowance for credit losses, fair value of stock-based compensation, the fair value of stock options issued with convertible notes and notes payable and the valuation allowance on net deferred tax assets.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cytonics Corporation and its wholly owned subsidiary Cytonics Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The carrying amounts of certain financial instruments, including accounts receivable and accounts payable and accrued expenses, approximate their fair values because of the short-term maturities of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at June 30, 2026 and December 31, 2025.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

●	Level 1 – Quoted prices in active markets for identical assets or liabilities.

●	Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Accounts Receivable and Allowance for Credit Losses

The Company adopted ASC 326 “Financial Instruments – Credit Losses” on January 1, 2023. The Company recognizes an allowance for credit losses on accounts receivable and other receivables in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer’s ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. At June 30, 2026 and December 31, 2025, no allowance for credit losses relating to the Company’s accounts receivable was deemed necessary. Accounts receivables that are expected to be received within the period of one year are classified as current.

Australian Goods and Services Tax (“GST”)

Revenues, expenses and balance sheet items are recognized net of the amount of GST, except payable and receivable balances which are shown inclusive of GST. The GST incurred is payable on revenues to, and recoverable on purchases from, the Australian Taxation Office.

Cash flows are presented in the statements of cash flow on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

As of June 30, 2026 and December 31, 2025, the Company was owed $2,237 and $727, respectively, from the Australian Taxation Office, which is included in Prepaid expenses and other current assets.

Intangible Assets

The Company historically included costs related to patents as intangible assets on its consolidated balance sheet. Patent costs were capitalized and amortized over the lives of the patents. In 2022, an impairment was recognized for all outstanding patents due to lack of evidence of recoverability. Prospectively, all costs related to patents are expensed as they are incurred.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results.

Revenue Recognition

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control or access to the Company’s licenses or the performance of services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, optionally, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company’s functional intellectual property (IP). The Company’s performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts. For contracts whereby customer payments shall be received over time, at the time of contract execution, the Company applies an implied discount to the license fees in order to calculate the net present value of the contractual payments.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers’ creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financing component is subsequently recognized as interest income over the payment term.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers’ ability to generate sales. The Company’s contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a.	The subsequent sale or usage occurs.
b.	The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any implied discounts to net present value.

Except for the estimate of the discount rate applied to license fees to be received over a period of years, the Company’s contracts do not include multiple performance obligations or variable consideration. Since the Company’s revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company’s functional intellectual property. The executed contract required a $450,000 nonrefundable license fee from the customer, payable to the Company as follows: (i) $50,000 upon execution of the contract in May 2020; and (ii) $80,000 on January 1 of each of the next five years through 2025. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. On January 1, 2024, the customer failed to make the $80,000 installment payment due. Subsequently, on July 19, 2024, the contract was amended whereby the customer agreed to immediately make the past due $80,000 installment payment, which it did pay to the Company, and the Company waived the final $80,000 installment due January 1, 2025, which resulted in the recognition of a provision for credit losses for the long-term accounts receivable, which was recorded at its present value amount of $78,049, and included in selling, general and administrative expenses in the accompanying statements of operations and comprehensive loss for the year ended December 31, 2024. In addition, the monthly royalty was decreased from $21,667 per month to $15,000 per month for the remainder of the contract through 2029.

During the six months ended June 30, 2026 and 2025, the Company recognized revenue from minimum guaranteed royalties (“MGRs”) of $130,000 and $130,000, respectively, which is presented as license and royalty revenues in the accompanying condensed consolidated statements of operations and comprehensive loss.

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company’s share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company’s research and development expenses involve costs associated with (i) entering R&D collaboration agreements with third-party contractors to manufacture and develop CYT-108 through upcoming clinical trials; and (ii) other costs incurred in the development of intellectual property. The third-party contractors include, but are not limited to, contract research organizations, contract drug manufacturing organizations, investigational sites and consultants. Costs incurred in connection with research and development activities are expensed as incurred.

In accordance with ASC 730-10, “Research and Development-Overall,” research and development costs are expensed when incurred. Total research and development costs for the six months ended June 30, 2026 and 2025 were $1,148,143 and $1,755,584, of which $231,926 and $380,656, respectively, was incurred by the Australian subsidiary.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

The Company may apply for research and development tax concessions with the Australian Taxation Office, under the Research and Development Tax Incentive (“RDTI”) Program, on an annual basis. Although the amount is possible to estimate at year end, the Australian Taxation Office may reject or materially alter the claim amount. Accordingly, the Company does not recognize the benefit of the claim amount until cash receipt since collectability is not certain until such time. The tax concession is a refundable credit. If the Company has net income, then the Company can receive the credit which reduces its income tax liability. If the Company has net losses, then the Company may still receive a cash payment for the credit, however, the Company’s net operating loss carryforwards are reduced by the gross equivalent loss that would produce the credit amount when the income tax rate is applied to that gross amount. The concession is recognized as a tax benefit, in operations, upon receipt. Under the RDTI Program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash.

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the period are weighted for the portion of the period that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the Common Stock during the period.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	For the Six Months Ended
	June 30,
	2026	2025
Options	9,711,135	10,510,494
Convertible preferred shares	15,061,668	15,061,668
Total potentially dilutive shares	24,772,803	25,572,162

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company’s policy is to account for interest and penalties relating to income taxes, if any, in “income tax expense” in its consolidated statements of operations and include accrued interest and penalties within “accrued liabilities” in its consolidated balance sheets, if applicable. For the six months ended June 30, 2026, no income tax related interest or penalties were assessed or recorded.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments that have been excluded from the determination of net income (loss).

Segment Reporting

The Company operates as a single operating segment as a research and development company that is developing therapies and diagnostics for back and joint pain. In accordance with ASC 280 – “Segment Reporting”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report annually selected segment information and entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to their similarities in economic characteristics, such as the nature of services and procurement processes. All revenues and expenses as reflected in the accompanying consolidated statements of operations and comprehensive loss, and all assets and liabilities as reflected in the accompanying consolidated balance sheets are allocated to the one segment.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires enhanced disclosures about significant segment expenses and other segment items. The Company adopted ASU 2023-07 effective January 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”, which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on the consolidated financial statements.

In May 2025, the FASB issued Accounting Standards Update 2025-04, “Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer”. This update clarifies the accounting for share-based consideration payable to a customer in conjunction with revenue-generating transactions. The amendments revise the definition of a performance condition to include conditions based on a customer’s purchases of goods or services, eliminate the policy election to account for forfeitures as they occur for such awards, and clarify that the variable consideration constraint guidance in Topic 606 does not apply to share-based consideration payable to a customer. The amendments in ASU 2025-04 are effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2026, with early adoption permitted. The Company does not currently issue, and has not historically issued, share-based consideration to customers. Accordingly, the Company does not expect the adoption of ASU 2025-04 to have a material impact on its consolidated financial statements or related disclosures.

In July 2025, the FASB issued Accounting Standards Update 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets,” which provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The Company adopted ASU 2025-05 effective January 1, 2026. The adoption did not have a material impact on the Company’s consolidated financial statements.

There are various other updates recently issued, most of which represent technical corrections to the accounting literature or apply to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 4 — DEPOSIT

In December 2023, the Company contracted with Southern Star Research (“Southern Star”), an Australian Contract Research Organization (“CRO”), for research and development services related to the Phase 1 clinical trial. Southern Star required a deposit equal to 20% of the statement of work (totaling approximately 1,500,000 AUD). Accordingly, the Company provided Southern Star with a deposit of $200,396, which is reflected as a non-current asset on the accompanying consolidated balance sheet as of December 31, 2025. The research and development services were completed in 2026, at which time the remaining invoiced amounts due under the statement of work were deducted from the deposit, and the remainder of the deposit was returned to the Company.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

NOTE 5 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At June 30, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations and there are no proceedings in which any of the Company’s directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company’s interest.

NOTE 6 — STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share.

On March 27, 2025, the Company initiated a Common Stock Offering (the “2025 Offering”) expiring August 27, 2025 which resulted in gross proceeds of $3,025,866 through June 30, 2025. The Company issued 1,143,068 shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 25%, based on a predetermined schedule of the amount and timing of shares purchased, and options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that are fully vested on issuance and are exercisable over five years. The 2025 Offering generated $1,762,038 in cash (net of subscriptions receivable of $168,394) through June 30, 2025, net of $219,295 for directly attributable brokerage costs and $876,139 for digital and marketing expenses directly incurred to raise such capital from the offering. These direct offering costs were recorded as a reduction of additional paid-in capital.

On March 10, 2026, the Company completed the closing of the final tranche of subscriptions accepted under the 2025 Offering, which resulted in gross proceeds of $70,273. No new offering was initiated and no new subscriptions were accepted in connection with this closing in 2026. The Company issued 28,833 additional shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 35%, based on a predetermined schedule of the amount and timing of shares purchased. The final tranche of the 2025 Offering resulted in cash proceeds of $63,170 (net of subscriptions receivable of $1,853), net of $5,250 for directly attributable brokerage costs. Upon completion of the 2025 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital. On March 20, 2026, the subscriptions receivable (stemming from the 2025 Offering) of $345,796 (of which $343,943 was outstanding as of December 31, 2025) was received in full.

On February 24, 2026, the Company initiated a Common Stock Offering (the “2026 Offering”) expiring July 30, 2026 which resulted in gross proceeds of $1,589,980 through June 30, 2026. The Company issued 442,818 shares of Common Stock for $4.00 per share, subject to bonus shares of 5% – 25%, based on a predetermined schedule of the amount and timing of shares purchased. The 2026 Offering generated $252,252 in cash (net of subscriptions receivable of $35,635) through June 30, 2026, net of $136,369 for directly attributable brokerage costs and $1,165,724 for digital and marketing expenses directly incurred to raise such capital from the offering. These direct offering costs were recorded as a reduction of additional paid-in capital. See also Note 8.

On June 30, 2026 and December 31, 2025, the Company had 14,449,614 and 13,977,963 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company’s outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company’s outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

Preferred Stock

Authorized Shares, Liquidation Preferences, Voting Rights, and Automatic Conversion Feature

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Board of Directors has designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

In the event of any liquidation event, all shares of Initial, Series A and Series C Preferred Stock are pari passu with each other, and Series B is last in preference, but all have a liquidation preference over shares of Common Stock.

All holders of shares of Preferred Stock will vote with holders of Common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Preferred Stock were converted into Common Stock.

All shares of Preferred Stock will automatically convert upon a Public Offering into shares of Common Stock.

Convertible Initial Preferred Stock

As of June 30, 2026 and December 31, 2025, the Company had 150,000 shares of Initial Preferred Stock (Initial Preferred) issued and outstanding. The Initial Preferred has a liquidation preference of $2.00 per share ($300,000 in aggregate). Each share of Initial Preferred is convertible into 2.4 shares of Common Stock.

Convertible Series A Preferred Stock

As of June 30, 2026 and December 31, 2025, the Company had 576,190 shares of Convertible Series A Preferred (Series A Preferred) issued and outstanding. The Series A Preferred Stock has a liquidation preference of $4.00 per share ($2,304,760 in aggregate). Each share of Series A Preferred is convertible into two (2) shares of Common Stock.

Convertible Series B Preferred Stock

As of June 30, 2026 and December 31, 2025, the Company had 2,574,865 shares of Convertible Series B Preferred Stock (Series B Preferred) issued and outstanding. The Series B Preferred has a liquidation preference ranging from $2.50 to $4.00 per share ($7,360,960 in the aggregate). Each share of Series B Preferred is convertible into two (2) shares of Common Stock.

Convertible Series C Preferred Stock

As of June 30, 2026 and December 31, 2025, the Company had 8,399,558 (7,892,442 Series C and 507,116 Series C-1) Series C Preferred shares issued and outstanding. The Series C Preferred has a liquidation preference of $2.00 per share and the Series C-1 Preferred has a liquidation preference of $1.05 per share (calculated at issuance) (each of which is the respective “Series C Purchase Price”). All other rights and privileges of the Series C Preferred and Series C-1 Preferred are identical except for their liquidation preferences. The Series C Convertible Preferred Stock has a liquidation preference of $2.00 per share ($15,784,884 in aggregate). The Series C-1 Convertible Preferred Stock has a liquidation preference of $1.05 per share ($532,472 in aggregate). Each share of Series C Preferred and Series C-1 is convertible into one (1) share of Common Stock.

Stock Options

In April 2007, the Company’s shareholders adopted the 2007 Stock Incentive Plan (the “2007 Plan”), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Stock options granted under the 2007 Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 Plan may be granted only during the ten years immediately following the effective date of the plan.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

During 2018, the Company’s Board adopted the 2018 Stock Incentive Plan (the “2018 Plan”), as amended on May 25, 2021, effectively replacing the 2007 Plan, to provide for the issuance of up to 10,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

As part of the 2025 Offering, investors were given options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that were fully vested on issuance and are exercisable over five years (see Note 6 – “Common Stock”).

In June 2025, the Company granted options to directors to purchase an aggregate of 220,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.74 per stock option that vested immediately, all of which are exercisable over ten years.

In June 2025, the Company granted options to a consultant to purchase an aggregate of 730,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.74 per stock option that vested immediately, which are exercisable over ten years.

As of June 30, 2026, the Company had options outstanding to purchase 9,711,135 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $3.00 per share.

The Company determined the grant date fair value of the options granted using the Black-Scholes option pricing model using the following assumptions:

	For the Six Months Ended
	June 30,
	2026	2025
Expected Volatility	n/a	99.9% - 107.2%
Expected Term	n/a	5 - 10 years
Risk-Free Rate	n/a	3.79%
Dividend Rate	n/a	0.00%

The following is a summary of the Company’s stock option activity:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining Life	Intrinsic
	Options	Price	In Years	Value
Outstanding, December 31, 2025	9,711,135	$1.63
Granted	-	$-
Exercised	-	$-
Forfeited/Expired	-	$-
Outstanding, June 30, 2026	9,711,135	$1.63	5.4	$22,732,850

Exercisable, June 30, 2026	8,730,268	$1.64	5.5	$20,392,748

The aggregate intrinsic value of outstanding stock options was $22,732,850, based on options with an exercise price less than the $4.00 per share fair value of the Company’s Common Stock as of June 30, 2026. This amount represents the value that option holders would have received had they exercised their options as of that date.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

The fair value of all options that vested during the six months ended June 30, 2026 and 2025 was $307,770 and $2,002,942, respectively. As of June 30, 2026, the Company had $1,075,179 of total unrecognized compensation cost related to non-vested awards granted under the 2018 Plan, which the Company expects to recognize over a weighted average period of 1.05 years.

NOTE 7 — CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in the United States in excess of the FDIC insured limit of $250,000. On June 30, 2026 and December 31, 2025, the Company’s cash balances were in excess of federally insured amounts by $173,252 and $1,147,253, respectively.

The Company also has cash deposits in Australia in excess of the AUD 250,000 limit protected under the Australian Government’s Financial Claims Scheme. On June 30, 2026 and December 31, 2025, the Company’s cash balances were in excess of Australian federally insured amounts by 363,797 AUD and 499,957 AUD, or $251,566 and $333,367, respectively.

Concentration of Revenues

For the six months ended June 30, 2026 and 2025, the following customers accounted for more than 10% of the Company’s net revenues:

	For the Six Months Ended June 30,
	2026	2025
Customer 1	69.2%	69.2%
Customer 2	30.8%	30.8%
Totals	100.0%	100.0%

Concentration of Accounts Receivable

As of June 30, 2026 and December 31, 2025, the following customers accounted for more than 10% of the Company's consolidated accounts receivable.

	June 30,	December 31,
	2026	2025
Customer 1	60.0%	60.0%
Customer 2	40.0%	40.0%
Totals	100.0%	100.0%

Concentration of Vendors

For the six months ended June 30, 2026 and 2025, the Company utilized one vendor for the production of CYT-108, which is a potential disease-modifying candidate for osteoarthritis. While there are other companies that could produce CYT-108, it would require significant time and costs to transition to a new manufacturer. Expenditures for this vendor during the six months ended June 30, 2026 and 2025, accounted for 70.7% and 77.9%, respectively, of research and development costs in the accompanying consolidated statements of operations.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2026 AND 2025

(Unaudited)

NOTE 8 — SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through September 21, 2026, the date these financial statements were available to be issued.

From July 15, 2026 through September 4, 2026, the Company completed the closing process for tranches of subscriptions accepted on or before the July 30, 2026 expiration of the 2026 Offering. These tranches resulted in gross proceeds of $3,161,163. The Company issued 835,104 shares of Common Stock for $4.00 per share, subject to bonus shares of 5% – 25% (based on a predetermined schedule of the amount and timing of shares purchased), resulting in an average effective price of approximately $3.79 per share. No subscriptions were accepted after July 30, 2026. The 2026 Offering generated $1,302,600 in cash (net of subscriptions receivable of $113,074), net of $269,152 for directly attributable brokerage costs and $1,476,337 for digital and marketing expenses directly incurred to raise such capital from the offering. These direct offering costs were recorded as a reduction of additional paid-in capital.

Item 4. Exhibits.

Index to Exhibits

Exhibit No.		Form	File No.	Exhibit	Filing Date
2.1	Third Amended and Restated Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 14, 2011.	1-A	024-11196	2.1	April 17, 2020
2.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 19, 2013.	1-A	024-11196	2.2	April 17, 2020
2.3	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 16, 2018.	1-A	024-11196	2.3	April 17, 2020
2.4	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on March 9, 2020.	1-A	024-11196	2.4	April 17, 2020
2.5	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on March 17, 2020.	1-A	024-11196	2.5	April 17, 2020
2.6	Amended and Restated Bylaws of Cytonics Corporation.	1-A	024-11196	2.6	April 17, 2020
3.1	Term Sheet for Convertible Promissory Notes issued From June 30, 2018 to October 15, 2018.	1-A	024-11196	3.1	April 17, 2020
3.2	Form of Convertible Promissory Notes issued on May 17, 2019 pursuant to Regulation CF Offering.	1-A	024-11196	3.2	April 17, 2020
3.3	Convertible Promissory Note issued to JK Garvey Investment Co., L.P. on October 31, 2019.	1-A	024-11196	3.3	April 17, 2020
4.1	Form of Subscription Agreement	1-A/A	024-12533	4.1	February 14, 2025
6.1	Cytonics 2018 Stock Option and Stock Issuance Plan.	1-A	024-12533	6.1	November 19, 2024
6.2	Form of Nonqualified Stock Option Agreement.	1-A	024-12533	6.2	November 19, 2024
6.3	Employment Agreement with Anjun (Joey) Bose dated July 22, 2024.	1-A	024-12533	6.3	November 19, 2024
6.4	Separation Agreement between the Company and Lewis Hanna	1-A	024-12533	6.4	November 19, 2024
6.5	Exclusive License Agreement for Manufacturing, Sales, Marketing and Distribution in the Veterinary Market between Cytonics Corporation and Astaria Global, LLC dated June 30, 2019.	1-A	024-12533	6.6	November 19, 2024
6.6	Exclusive Sales, Marketing, Manufacturing and Distribution Agreement for Human Market between Cytonics Corporation and Christie Medical Holdings, LLC dated April 27, 2020.	1-A	024-12533	6.71	November 19, 2024
6.7	Exhibit G – revised July 2024 to that certain Exclusive Sales, Marketing, Manufacturing and Distribution Agreement for Human Market between Cytonics Corporation and Christie Medical Holdings dated April 27, 2020	1-A	024-12533	6.72	November 19, 2024
6.8	Statement of Work dated September 9, 2024, between Goodwin Biotechnology, Inc. and Cytonics.	1-A	024-12533	6.8	November 19, 2024
6.9	Master Services Agreement between Cytonics and Southern Star Research Pty Ltd. dated September 13, 2023	1-A	024-12533	6.9	November 19, 2024
6.10	Agreement with DealMaker	1-A	024-12702	6.10	January 14, 2026

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 21, 2026	Cytonics Corp

	By:	/s/ Joey Bose
Joey Bose
Chief Executive Officer, President, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

September 21, 2026	/s/ Joey Bose
Joey Bose
Chief Executive Officer, President (principal executive officer and principal financial and accounting officer)

September 21, 2026	/s/ Gaetano Scuderi
Gaetano Scuderi
Founder & Chairman of the Board

September 21, 2026	/s/ Tracey Goeken
Tracey Goeken
Director

September 21, 2026	/s/ Gordon Ramseier
Gordon Ramseier
Director